UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-65574

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perigee Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1990 Main Street, PH#11
(No. and Street)

Sarasota (City) FL (State) 34236 (Zip Code)

SEC Mail Processing
MAR 06 2020
Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George L. Strobel, II 941-955-0929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

Warren Averett CPAs And Advisors.
(Name – *if individual, state last, first, middle name*)

2500 Action Road (Address) Birmingham (City) AL (State) 35243 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.L.

OATH OR AFFIRMATION

I, George L. Strobel, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perigee Securities, LP, as of March 2?, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Angela Myeress
Commission # GG 191020
Expires: February 28, 2022
Bonded thru Aaron Notary

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERIGEE SECURITIES LP

FINANCIAL STATEMENTS
As Of December 31, 2019
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON

Perigee Securities LP

Financial Statement Table of Contents

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management of
Perigee Securities LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Perigee Securities LP (a Delaware partnership) as of December 31, 2019, and the related statements of operations, changes in partner's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Perigee Securities LP as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Perigee Securities LP's management. Our responsibility is to express an opinion on Perigee Securities LP"s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Perigee Securities LP' in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I (Computation of Net Capital Under SEC Rule 15c3-1) and II (Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3) have been subjected to audit procedures performed in conjunction with the audit of Perigee Securities LP's financial statements. The supplemental information is the responsibility of Perigee Securities LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Perigee Securities, LP's auditor since 2017.

Warren Averett, LLC
Birmingham, Alabama
February 26, 2020

Perigee Securities LP

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS		
Cash	$	37,363
Prepaid Insurance		508
FINRA Funds on Deposit		8,794
TOTAL ASSETS	$	46,665
LIABILITIES		
Related Party Payable - Due to Perigee Consulting LLP	$	1,298
PARTNERS' EQUITY		
Partners' Equity		45,367
TOTAL LIABILITIES & PARTNERS' EQUITY	$	46,665

See Accompanying Notes to the Financial Statements

Perigee Securities LP

STATEMENT OF OPERATIONS

For the Year ended December 31, 2019

Revenues		
	Broker Dealer Revenue	$ 38,391
	Referral Fees	5,878
	Total Revenues	**44,269**
Expenses		
	Audit Expense	20,250
	Broker Dealer Commission	34,552
	Continuing Education	528
	Filling Fees	2,020
	Fingerprint Fees	16
	Franchise Tax	899
	Insurance	677
	Offcie Expense	216
	Overhead Allocation Expense	11,000
	Regulatory Fees (FINRA)	12,463
	State Taxes	869
	Training Fees	1,415
	Total Expenses	**84,905**
	NET LOSS	**$ (40,636)**

See Accompanying Notes to the Financial Statements

Perigee Securities LP

STATEMENT OF CHANGES IN PARTNERS' EQUITY

For the Year ended December 31, 2019

	General Partner	Limited Partner	Total
Partners Equity at December 31, 2018		$ 51,003	$ 51,003
Net Loss	-	(40,636)	(40,636)
Contributions by Partners		35,000	35,000
Partners Equity at December 31, 2019	$ -	$ 45,367	$ 45,367

Perigee Securities LP

STATEMENT OF CASH FLOW

For the Year ended December 31, 2019

CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(40,636)
Adjustments to reconcile Net Loss to net cash used in operations		
Prepaid Insurance		677
Deposit with FINRA		(6,007)
Related Party Payable		1,298
NET CASH USED IN OPERATIONS		(44,668)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions by partners		35,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		35,000
NET CHANGE IN CASH		(9,668)
CASH AT BEGINNING OF YEAR		47,031
CASH AT END OF YEAR	$	37,363

Perigee Securities LP

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2019

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization
   Perigee Securities LP (the Partnership) was formed as a limited partnership under the laws of the State of Delaware on June 28, 2002. The Partnership will continue until dissolved and liquidated in accordance with the Partnership Agreement.

   There was one Limited partner as of December 31, 2019.
   The Partnership does not hold funds or assets for customers. Accordingly, the Partnership is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(1) of such rule.

   A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

2. Basis of Presentation
   The Partnership has adopted the Financial Accounting Standards Board ("FASB") Codification ("Codification"). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities, and all of the Codification's carries the same level of authority.

3. Use of Estimates
   The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Revenue and Cost Recognition
   The Partnership prepares its financial statements on the accrual basis of accounting. Revenues are recognized when earned. Broker dealer revenue is recognized when the revenue is no longer constrained which is at the point in time when the fund it relates to is fully funded by investors. Life insurance commissions are based on factors outside our control, including market movements and client behavior, such revenue is recognized when it is probable that a significant reversal will not occur. Expenses are recognized when incurred.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Year ended December 31, 2019

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

5. Income Taxes

Perigee Securities, LP, as a limited partnership, is taxed as a partnership in accordance with the Internal Revenue Code. In lieu of corporate income taxes, the partners of Perigee are taxed on Perigee's taxable income in accordance with the related operating agreement; thus the statement of operations includes no income tax expense or benefit for the Partnership.

The Partnership adheres to provisions of ASC 740, Income Taxes, relating to the uncertainty in income taxes. This guidance requires to assess their uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Services (IRS) examinations or upon examination by state taxing authorities. In Accordance with this guidance, the Partnership has determined that it does not have any positions at December 31, 2019, that it would be unable to substantiate. The Partnership has filed tax returns for all years through December 31, 2018. Years December 31, 2015, 2016 and 2017 remain subject to audit by taxing authorities.

6. Cash

The Partnership maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per bank.
At December 31, 2019, amounts on deposit at commercial banks were fully insured by the FDIC.

7. Subsequent Events

The Partnership has evaluated subsequent events through and their potential effects on these financial statements through the date of the issued financial statements. The partnership does not believe there are any material subsequent events that would require further recognition or disclosure to the December 31, 2019 financial statements.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Year ended December 31, 2019

NOTE B – RELATED PARTY TRANSACTIONS

The Partnership is a wholly owned subsidiary of its parent, Perigee Consulting, LLC. The Partnership entered into an Expense Sharing Services Agreement with Perigee Consulting, LLP from which it receives the benefit of certain services paid for by its parent. As of December 31, 2019, the parent had assumed approximately $1,000 in expenses on behalf of the Partnership. These expenses are not recorded in the financial statements of the Partnership as the Parent has agreed in writing that the Partnership is not liable for the expenses; there is no other indication that the Company is liable to any other person for the expenses; the Partnership has demonstrated that the Parent has adequate resources independent of the Partnership to pay the expenses and the expenses are not the liability of the broker-dealer under GAAP. The Partnership maintains a separate schedule of expenses to be in compliance with Rule 17a-3(a)(1) and (a)(2). In accordance with its most recent amendment, management and back office support services are provided and charged as an overhead allocation service fee. Costs are allocated based on the percentage of time devoted to the Partnership. Perigee Consulting LLP is a related party due to common ownership.

The Expense Sharing Services Agreement was terminated on December 1, 2019. The total cost allocated to the Partnership from Perigee Consulting, LLP prior to termination of the agreement for the year ended December 31, 2019 was $11,000.

NOTE C- ALLOCATION OF PROFITS AND LOSSES

Profits for each fiscal year will be allocated among the partners in proportion to their percentage interests. Losses for each fiscal year will be allocated among the partners in accordance with their percentage interest, until each partner's capital account has been reduced to zero, and thereafter, to the General Partner. If the allocation of losses to General Partner results in a negative capital balance, future profits are allocated to the General Partner to restore the basis to zero, then to all partners in proportion to their percentage interests.

NOTE D- LIABILITIES SUBORDINATEDD TO CLAIMS OF GENERAL CREDITORS

A statement of charges in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities and Exchange Commission is not presented since no such liabilities existed at December 31, 2019 or at any time during the year ended.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Year ended December 31, 2019

NOTE E- NET CAPITAL REQUIREMENTS

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, Every broker dealer must at all times have and maintain net capital no less than the greater of the highest minimum requirement applicable to its ratio requirement under paragraph (a)(1) of the section, or to any of its activities under paragraph (a)(2) of the section, and must otherwise not be "insolvent" as that term is defined in paragraph (d) (16) of the section.

At December 31, 2019, the partnership had net capital of $21,065 which exceeded the capital requirement by $16,065. The Partnership's ratio of aggregate indebtedness to net capital was 6.16% at December 31, 2019.

NOTE F- MAJOR CUSTOMERS AND VENDORS

The Partnership had revenues from three customers during the year ended December 31, 2019. The Partnership incurred over 92% of its expenses from four vendors during the year ended December 31, 2019.

NOTE G- COMMITMENTS AND CONTINGENCIES

The Partnership, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Management believes no matters are pending that will have a material adverse effect of the financial position or results of operations of the Partnership.

Perigee Securities LP

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

NET CAPITAL

Partners' Equity	$	45,367
Deductions for non-allowable assets		
FINRA Funds on Deposit		8,794
Excess Fidelity bond deduction		15,000
Prepaid Insurance		508
TOTAL DEDUCTIONS FOR NON-ALLOWABLE ASSETS		24,302
NET CAPITAL	$	21,065

AGGREGATE INDEBTEDNESS

Items included in the balance sheet		
Related Party Payable - Due to Perigee Consulting LLP	$	1,298
TOTAL AGGREGATE INDEBTEDNESS	$	1,298
RATIO: Aggregate indebtedness to net capital		6.16%
Minimum net capital requirement	$	5,000
EXCESS NET CAPITAL	$	16,065

Audited Net Capital equals the Partnerships' unaudited Statement of Net Capital located in Part II of it's Amended Focus Report filed for the fourth quarter of 2019 on February 26, 2020.

Perigee Securities LP

STATEMENT REGARDING DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

EXCEMPTION UNDER SECTION (k)(2)(i)

The Partnership operates pursuant to the (k)(2)(i) exemption provisions of SEC rule 15c3-3

Perigee Securities LP

EXEMPTION REPORT AS OF December 31, 2019

To the best of my knowledge and belief of Perigee Securities, LP and its management:

(i) Perigee Securities LP is prohibited from holding any client securities or client cash. Therefore pursuant to § 240.15c3-3(k)(2)(i) it is exempt from § 240.15c3-3; and
(ii) The exemption identified in (i) above has been met throughout 2019 without exception.

George L Strobel II
Principal
Perigee Securities LP